SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 31)*

ANIXTER INTERNATIONAL INC.
 (Name of Issuer)

Common Stock, $1.00 par value per share
 (Title of Class of Securities)

035290105
 (CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
Telephone: 312-454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 12 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035290105	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KMJZ INVESTMENTS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
526,277

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
526,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
526,277

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on April 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMSTOCK/SIT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,797,147

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,797,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,797,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMSTOCK/ALPHA, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,587

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMSTOCK/ZFT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,588

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,588

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SZ INTERVIVOS QTIP TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
28,700

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
28,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,463,299

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,463,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,463,299

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 8 of 12 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 31 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons, as amended most recently by Amendment No. 30 filed on August 31, 2015 (collectively, the “Schedule 13D”), relating to the shares of Common Stock, $1.00 par value per share, (“Shares”) of Anixter International Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 2301 Patriot Blvd, Glenview, Illinois 60026.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c)
This Statement is being filed by the following beneficial owners of Shares: KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”); Samstock/SIT, L.L.C., a Delaware limited liability company (“SIT”); Samstock/Alpha, L.L.C., a Delaware limited liability company (“Alpha”); Samstock/ZFT, L.L.C., a Delaware limited liability company (“ZFT”); SZ Intervivos QTIP Trust, a trust organized in Illinois and established for the benefit of Samuel Zell family members and the Zell Family Foundation (“QTIP”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”).  KMJZ is directly owned by, and each of SIT, Alpha and ZFT is indirectly owned by, various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of QTIP and each of the Trusts is Chai Trust.  KMJZ, SIT, Alpha, ZFT, QTIP and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

The executive officers of each of KMJZ, SIT, Alpha and ZFT are:

•	Samuel Zell: Chairman and Chief Executive Officer of Equity Group Investments (“EGI”), a division of Chai Trust.
•	Lucille McFarland: Vice President and Assistant Secretary; Vice President and Controller of EGI.
•	Mark Sotir: Vice President; Co-President of EGI.
•	Philip Tinkler: Vice President and Treasurer; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: Vice President and Secretary; Chief Legal Officer of EGI.

The officers and senior managing directors of Chai Trust are as follows:

•	James Bunegar: Chief Operating Officer, Compliance Officer, Vice President, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.
•	Thomas P. Heneghan: Senior Managing Director of Chai Trust. Mr. Heneghan is the Chief Executive Officer of Equity International, a private equity firm.
•	Robert M. Levin: Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin, Schreder & Carey, Ltd.,

CUSIP No. 035290105	SCHEDULE 13D	Page 9 of 12 Pages

whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
•	Mark Sotir: Senior Managing Director of Chai Trust; Co-President of EGI.
•	Philip G. Tinkler: Chief Financial Officer of Chai Trust; Chief Financial Officer and Chief Operating Officer of EGI.
•	Jon Wasserman: President and Senior Managing Director of Chai Trust; Chief Legal Officer of EGI.
•	Kellie Zell: Senior Managing Director of Chai Trust. Ms. Zell is a homemaker.
•	JoAnn Zell: Senior Managing Director of Chai Trust. Ms. Zell is a physician.
•	Matthew Zell: Senior Managing Director of Chai Trust. Mr. Zell is a school teacher.

The business address of each Reporting Persons, Samuel Zell, Lucille McFarland, Philip Tinkler, Jon Wasserman, James Bunegar, Thomas Heneghan, Kellie Zell, JoAnn Zell and Matthew Zell is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d, e)
No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the executive officers and directors of each Reporting Person are United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Shares reported herein by the Reporting Persons came from the working capital of KMJZ.  A total of approximately $42,806,055.49 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 26, 2017, KMJZ entered into a purchase agreement (the “SZRT Purchase Agreement”) with Samstock/SZRT, L.L.C. (“SZRT”), pursuant to which KMJZ agreed to purchase 400,568 Shares from SZRT at a price equal to the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share as of the date on which the transaction occurs.

Also on July 26, 2017, KMJZ entered into a purchase agreement (the “Samuel Zell Trust Purchase Agreement”) with the Samuel Zell Revocable Trust (the “Samuel Zell Trust”), pursuant to which KMJZ agreed to purchase 125,709 Shares from the Samuel Zell Trust at

CUSIP No. 035290105	SCHEDULE 13D	Page 10 of 12 Pages

a price equal to the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share as of the date on which the transaction occurs.

The descriptions contained herein of the SZRT Purchase Agreement and Samuel Zell Trust Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the form of such documents, which are attached as Exhibit B and Exhibit C, respectively, to this Amendment No. 31 and are incorporated by reference herein.

SZRT is a Delaware limited liability company whose sole member is the Samuel Zell Trust.  Samuel Zell Trust is an Illinois revocable trust of which Samuel Zell is the sole trustee and beneficiary.

The purchases described in this Item 4 of Amendment No. 31 (the “Purchases”) are for estate planning purposes, part of KMJZ’s and the Samuel Zell Trust’s respective ongoing portfolio management and Samuel Zell’s and the Samuel Zell Trust’s respective investment planning.  The Purchases do not contemplate the acquisition or disposition of any Shares, or of the right to receive dividends or proceeds from the sale of any Shares, other than among Samuel Zell and certain entities and trusts established for the benefit of Samuel Zell and/or members of his family.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)
As of the date hereof, Chai Trust may be deemed to be the beneficial owner of 2,463,299 Shares (approximately 7.4% of the total number of Shares outstanding).  This amount includes: (i) 526,277 Shares beneficially owned by KMJZ (approximately 1.6% of the total number of Shares outstanding); (ii) 1,797,147 Shares beneficially owned by SIT (approximately 5.4% of the total number of Shares outstanding); (iii) 55,587 Shares beneficially owned by Alpha (approximately 0.2% of the total number of Shares outstanding); (iv) 55,588 Shares beneficially owned by ZFT (approximately 0.2% of the total number of Shares outstanding); and (v) 28,700 Shares held by QTIP (approximately 0.1% of the total number of Shares outstanding).  Chai Trust shares voting and dispositive power with each of KMJZ, SIT, Alpha, QTIP and ZFT with respect to the Shares held by each of KMJZ, SIT, Alpha, QTIP and ZFT, respectively.

The foregoing beneficial ownership percentages are based on 33,240,219 Shares outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

(c)
On July 26, 2017, KMJZ purchased an aggregate of 400,568 Shares from SZRT pursuant to the terms of the SZRT Purchase Agreement (defined and described in Item 4) at a price per share of $81.3375, which equals the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share on July 26, 2017.

Also on July 26, 2017, KMJZ purchased an aggregate of 125,709 Shares from the Samuel Zell Trust pursuant to the terms of the Samuel Zell Trust Purchase Agreement (defined and described in Item 4) at a price per share of $81.3375, which equals the average of the highest

CUSIP No. 035290105	SCHEDULE 13D	Page 11 of 12 Pages

and lowest quoted selling prices on the New York Stock Exchange of one Share on July 26, 2017.

Except as described in this Item 5(c), during the last 60 days, no transactions in the Shares were effected by the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 31 to Schedule 13D is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit B:	Form of Purchase Agreement dated July 26, 2017 between Samstock/SZRT, L.L.C and KMJZ Investments, L.L.C.

Exhibit C:	Form of Purchase Agreement dated July 26, 2017 between the Samuel Zell Revocable Trust and KMJZ Investments, L.L.C.

CUSIP No. 035290105	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2017

KMJZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name: Phillip G. Tinkler
Title: Vice President

SZ INTERVIVOS QTIP TRUST

By:	/s/ CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Chief Financial Officer

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name: Phillip G. Tinkler
Title: Chief Financial Officer

Exhibit B

PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into as of the 26th day of July, 2017, by and between Samstock/SZRT, L.L.C., a Delaware limited liability company (“Seller”), and KMJZ Investments, L.L.C., a Delaware limited liability company (“Purchaser”).

W I T N E S S E T H :

WHEREAS, Seller is the owner, free and clear of all liens or encumbrances, of four hundred thousand five hundred sixty-eight (400,568) shares of common stock of Anixter International, Inc., a Delaware corporation (the “Company”), comprised of the tax lots and having a combined income tax basis as particularly detailed on Exhibit A attached hereto (the “Shares”); and

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller, the Shares, subject to the terms and conditions stated herein.

NOW, THEREFORE, for and in consideration of the mutual promises herein set forth, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1.            Purchase and Sale.  Seller hereby sells to Purchaser and Purchaser hereby purchases from Seller all of Seller’s right, title and interest in and to the Shares.

2.            Purchase Price.  In full consideration for the purchase hereunder, Purchaser agrees to pay Seller an amount equal to the product of (x) four hundred thousand five hundred sixty-eight (400,568) multiplied by (y) the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one share of common stock of the Company as of the date hereof (ticker symbol AXE).  The Seller shall determine the purchase price on the day subsequent to the date hereof and deliver such calculation to Purchaser on such day.

3.            Payment of Purchase Price; Delivery of Shares.  Purchaser shall pay the full purchase price to Seller in cash on the date hereof.  Seller shall deliver the Shares to Purchaser within five (5) business days of the date hereof.

4.            Assignment.  Seller hereby assigns, transfers and conveys all of its right, title and interest in and to the Shares to Purchaser and agrees to execute and deliver such other documents as necessary to effectuate the transfer of the Shares on the books of the Company as of the date hereof.

5.            Representations and Warranties of Seller.  Seller represents, warrants and agrees that the following statements are true and correct:

(a)            Title to Shares.  Seller holds the Shares free and clear of any and all liens, claims or encumbrances other than restrictions pursuant to any applicable securities laws.  The Shares are validly issued, fully paid and non-assessable.  Seller has full power and authority to transfer the Shares to Purchaser.

(b)            No Breach of Other Agreements.  The execution and delivery of this Agreement, the consummation of the transaction contemplated by this Agreement, and the fulfillment of the terms of this Agreement will not result in any breach of the terms and provisions of, or constitute a default under, any agreement to which Seller is a party or by which Seller is bound.

(c)            No Broker or Finder.  Seller is not in any way obligated for a payment of fees or expenses to any broker or finder in connection with the transaction contemplated by this Agreement.

6.            Representations and Warranties of Purchaser.  Purchaser represents, warrants and agrees that the following are true and correct:

(a)            No Breach of Other Agreements.  The execution and delivery of this Agreement, the consummation of the transaction contemplated by this Agreement, and the fulfillment of the terms of this Agreement will not result in any breach in the terms and provisions of, or constitute a default under, any agreement to which Purchaser is a party or by which Purchaser is bound.

(b)            No Broker or Finder.  Purchaser is not in any way obligated for a payment of fees or expenses to any broker or finder in connection with the transaction contemplated by this Agreement.

(c)            Investment Intent.  The Shares are being acquired solely by and for the account of Purchaser, for investment only, and are not being purchased for resale or distribution. The Purchaser acknowledges that transfers of the Shares by Purchaser  maybe subject to restrictions under applicable securities laws.

7.            Further Assurances.  Purchaser and Seller agree that each shall, from time to time upon the reasonable request of the other party, execute, acknowledge and deliver in proper form any instrument of conveyance or further assurance necessary or desirable to perfect the consummation of the within transaction.

8.            Construction.  The parties hereto agree that all matters pertaining to the validity, construction and effect of this Agreement shall be determined in accordance with the laws of the State of Illinois.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

9.            Entire Agreement.  This Agreement constitutes the entire agreement and understanding of Purchaser and Seller, and no contemporaneous or subsequent oral agreement or statements shall alter or modify the terms and provisions hereof unless agreed thereto by the parties in writing.  There are no promises or representations upon which any party hereto has relied in the execution of this Agreement which are not contained herein.

IN WITNESS WHEREOF, the parties hereto have set their respective hands as of the date first above written.

SELLER:	PURCHASER:

SAMSTOCK/SZRT, L.L.C.	KMJZ INVESTMENTS, L.L.C.

By:	By:
Philip G. Tinkler	Philip G. Tinkler
Vice President	Vice President

EXHIBIT A

TAX LOTS AND BASIS

[Not included]

Exhibit C
PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into as of the 26th day of July, 2017, by and between Samuel Zell Revocable Trust, an Illinois revocable trust (“Seller”), and KMJZ Investments, L.L.C., a Delaware limited liability company (“Purchaser”).

W I T N E S S E T H :

WHEREAS, Seller is the owner, free and clear of all liens or encumbrances, of one hundred twenty-five thousand seven hundred and nine (125,709) shares of common stock of Anixter International, Inc., a Delaware corporation (the “Company”), comprised of the tax lots and having a combined income tax basis as particularly detailed on Exhibit A attached hereto (the “Shares”); and

WHEREAS, Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller, the Shares, subject to the terms and conditions stated herein.

NOW, THEREFORE, for and in consideration of the mutual promises herein set forth, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1.            Purchase and Sale.  Seller hereby sells to Purchaser and Purchaser hereby purchases from Seller all of Seller’s right, title and interest in and to the Shares.

2.            Purchase Price.  In full consideration for the purchase hereunder, Purchaser agrees to pay Seller an amount equal to the product of (x) one hundred twenty-five thousand seven hundred and nine (125,709) multiplied by (y) the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one share of common stock of the Company as of the date hereof (ticker symbol AXE).  The Seller shall determine the purchase price on the day subsequent to the date hereof and deliver such calculation to Purchaser on such day.

3.            Payment of Purchase Price; Delivery of Shares.  Purchaser shall pay the full purchase price to Seller in cash on the date hereof.  Seller shall deliver the Shares to Purchaser within five (5) business days of the date hereof.

4.            Assignment.  Seller hereby assigns, transfers and conveys all of its right, title and interest in and to the Shares to Purchaser and agrees to execute and deliver such other documents as necessary to effectuate the transfer of the Shares on the books of the Company as of the date hereof.

5.            Representations and Warranties of Seller.  Seller represents, warrants and agrees that the following statements are true and correct:

(a)            Title to Shares.  Seller holds the Shares free and clear of any and all liens, claims or encumbrances other than restrictions pursuant to any applicable securities laws.  The Shares are validly issued, fully paid and non-assessable.  Seller has full power and authority to transfer the Shares to Purchaser.

(b)            No Breach of Other Agreements.  The execution and delivery of this Agreement, the consummation of the transaction contemplated by this Agreement, and the fulfillment of the terms of this Agreement will not result in any breach of the terms and provisions of, or constitute a default under, any agreement to which Seller is a party or by which Seller is bound.

(c)            No Broker or Finder.  Seller is not in any way obligated for a payment of fees or expenses to any broker or finder in connection with the transaction contemplated by this Agreement.

6.            Representations and Warranties of Purchaser.  Purchaser represents, warrants and agrees that the following are true and correct:

(a)            No Breach of Other Agreements.  The execution and delivery of this Agreement, the consummation of the transaction contemplated by this Agreement, and the fulfillment of the terms of this Agreement will not result in any breach in the terms and provisions of, or constitute a default under, any agreement to which Purchaser is a party or by which Purchaser is bound.

(b)            No Broker or Finder.  Purchaser is not in any way obligated for a payment of fees or expenses to any broker or finder in connection with the transaction contemplated by this Agreement.

(c)            Investment Intent.  The Shares are being acquired solely by and for the account of Purchaser, for investment only, and are not being purchased for resale or distribution. The Purchaser acknowledges that transfers of the Shares by Purchaser  maybe subject to restrictions under applicable securities laws.

7.            Further Assurances.  Purchaser and Seller agree that each shall, from time to time upon the reasonable request of the other party, execute, acknowledge and deliver in proper form any instrument of conveyance or further assurance necessary or desirable to perfect the consummation of the within transaction.

8.            Construction.  The parties hereto agree that all matters pertaining to the validity, construction and effect of this Agreement shall be determined in accordance with the laws of the State of Illinois.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

9.            Entire Agreement.  This Agreement constitutes the entire agreement and understanding of Purchaser and Seller, and no contemporaneous or subsequent oral agreement or statements shall alter or modify the terms and provisions hereof unless agreed thereto by the parties in writing.  There are no promises or representations upon which any party hereto has relied in the execution of this Agreement which are not contained herein.

IN WITNESS WHEREOF, the parties hereto have set their respective hands as of the date first above written.

SELLER:	PURCHASER:

SAMUEL ZELL REVOCABLE TRUST	KMJZ INVESTMENTS, L.L.C.

By:	By:
Samuel Zell	Philip G. Tinkler
Trustee	Vice President

EXHIBIT A

TAX LOTS AND BASIS

[Not included]